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                                    EXHIBIT A


         Mr. Unterman is the President, a director and controlling shareholder of GBU Inc. ("GBU"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). GBU is the sole general partner of Oak Tree Partners, L.P. and GEM Convertible Securities Partners, L.P. Mr. Unterman is also the President, director and majority shareholder of GEM Capital Management, Inc. ("GEM Capital"), an investment adviser registered under the Advisers Act. GEM Capital is an investment adviser for various managed accounts over which it has investment discretion.

































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